AS FILED WITH THE U. S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE TO-T/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

_________________

Regional Health Properties, Inc.

(Exact name of subject company (issuer))

Black Pearl Equities, LLC, Offeror

(Name of filing person)

Common Stock, CUSIP #75903M309

(Title of class of securities)

_________________

Abraham Schwartz, President

Black Pearl Equities, LLC

901 Myrtle Avenue

Brooklyn, New York 11206

Phone: (212) 235-1367

E-mail: to@blackpearlequities.com

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

WITH COPIES OF ALL CORRESPONDENCE TO:

Thomas C. Cook, Esq.

The Law Offices of Thomas C. Cook

10470 W. Cheyenne Avenue Suite 115, PMB 303

Las Vegas, Nevada 89129

Phone: (702) 524-9151

E-mail: tccesq@aol.com

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2 .

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission on July 17, 2025, by Black Pearl Equities, LLC, a New York limited liability company (the “Offeror”). The Schedule TO relates to the Offeror’s tender offer (the “Offer”) to purchase up to 49.9% of the outstanding shares of common stock (the “Shares”) of Regional Health Properties, Inc., a Georgia corporation (the “Company”), at a price of $4.25 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal, as each may have been amended or supplemented.

This Amendment No. 1 is the final amendment to the Schedule TO and is being filed to report that the Offer has been terminated. The Offeror has determined to terminate the Offer, without accepting any Shares for purchase, as a result of the occurrence of conditions to the Offer that have not been satisfied. Specifically, the decision to terminate the Offer is based on the occurrence of certain contingencies described in the Offer to Purchase, including: (A) the completion of a merger between the Company and SunLink Health Systems, Inc.; (B) the announcement of a disposition of a significant asset by the Company. Each of the foregoing events falls within the contingencies disclosed in the Offer to Purchase (and referenced in the original Schedule TO), including the condition permitting termination upon “a proposed, announced, or consummated significant corporate structure change (including, without limitation, a merger or disposition of significant corporate assets)”; the Offeror has not waived these conditions and has accordingly exercised its right to terminate the Offer.

Accordingly, the Offeror has exercised its right to terminate the Offer. No Shares have been or will be purchased in the Offer, and any Shares previously tendered and not withdrawn will be promptly returned to the tendering stockholders in accordance with the requirements of Rule 14e-1(c) under the Securities Exchange Act of 1934.

Except as expressly set forth in this Amendment No. 1, all terms and conditions of the Offer as previously disclosed in the Schedule TO and the Offer to Purchase remain unchanged.

Item 12. Exhibits

Exhibit Table

(a)(5)(A)	Press Release issued by Black Pearl Equities, LLC, dated August 21, 2025

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2025

BLACK PEARL EQUITIES, LLC
By:/s/ Abraham Schwartz
Abraham Schwartz Chief Executive Officer, President and Director